                              Filed by: American General Corporation
                              Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: American General Corporation Commission File No: 001-07981






        Prudential plc and American General Corporation (the "Company") will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.: (713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

        The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders. The directors and executive officers of the Company include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of the Company beneficially owned approximately 2% of the outstanding shares of the Company's common stock. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP

              CALCULATION OF SPECIAL DIVIDEND TO AGC SHAREHOLDERS

- SPECIAL DIVIDEND AT CLOSING EQUALS DIFFERENCE BETWEEN DIVIDENDS OF RECORD
                             FROM SIGNING TO CLOSE

--------------------------------------------------------------------------------
Analysis of Dividends Paid to AGC Shareholders from Signing to Closing

                                              Exchange Rate (USD per GBP)   1.46
                                                       Exchange Ratio (x)  3.662

                                                       Dividend Amount(1)                              Dividend to
                                              ------------------------------------
                     Record Date  Pay Date    Pence                            USD                AGC Shareholders
-------------------------------------------------------------------------------------------------------------------
CLOSING ON OR
BEFORE AUGUST 9TH

Prudential           March 30th   May 30th    16.3p   x1.46 exchg. rate=       $0.24    x3.66 merger ratio=   $0.87

AGC                  May 10th     June 1st                                     $0.24    Deduct                 0.24
                                                                                                              -----
                                                      SPECIAL DIVIDEND
                                                      PAID ON OR ABOUT CLOSE                                  $0.63
                                                                                                              =====

CLOSING ON OR
AFTER AUGUST 10TH

AGC                  Aug. 10th    Sep. 1st                                      0.24    Deduct                 0.24
                                                                                                              -----
                                                      SPECIAL DIVIDEND
                                                      PAID ON OR ABOUT CLOSE                                  $0.39

-------------------------------------------------------------------------------------------------------------------

NOTE:
1 Assumes current Pound-to-Dollar exchange rate

[PRUDENTIAL LOGO]                                            AMERICAN
                                                                 GENERAL
                                                                 FINANCIAL GROUP

EXAMPLE OF DIVIDEND TAXATION FOR U.S. HOLDERS

---------------------------------------------------------------
GROSS VS. NET DIVIDEND
---------------------------------------------------------------
Announced Dividend                                    $100.00

Add: Notional Tax Credit Gross-Up                      $11.11
(1/9 of announced dividend)

     GROSS DIVIDEND                                   $111.11

Less: U.K. Withholding Tax                            ($11.11)
(lesser of Notional Tax Credit or 15% of
Gross Dividend)

NET PRE-TAX DIVIDEND PAID                             $100.00
---------------------------------------------------------------

-  ASSUME A $100 DIVIDEND IS ANNOUNCED

-  NOTIONAL TAX CREDIT IS AWARDED TO U.S. HOLDERS, EQUAL TO 1/9 OF $100, OR $11

- NOTIONAL TAX CREDIT IS OFFSET BY A U.K. WITHHOLDING TAX EQUAL TO THE LESSER OF 15% OF THE GROSS DIVIDEND OR THE AMOUNT OF THE TAX CREDIT

-  THEREFORE, THE SHAREHOLDER RECEIVES $100 PRE-TAX (NET DIVIDEND)